Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	May 5, 2011
For Immediate Release	NR#11-05

MAG Reports on Favourable ICC Arbitration Decision

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) was informed late yesterday that a three member arbitral panel of the International Court of Arbitration of the International Chamber of Commerce (“ICC”), has unanimously ruled that Fresnillo plc (“Fresnillo”) has committed numerous breaches and violations of the shareholders agreement governing the Juanicipio Joint Venture ("Shareholders Agreement"), including the breach of a standstill provision which prohibits any attempt by Fresnillo to, directly or indirectly, take control of MAG without MAG's consent.  Among other things, the ICC awarded approximately US$1.86 million in damages to MAG, which represents MAG's costs of defending Fresnillo’s improper “take-under” bid in late 2008 and 2009.

The written reasons, which are in Spanish, are currently being translated into English.  Further details of the judgment will be disclosed after the decision has been translated and reviewed.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp.
Contact  Gordon Neal, VP Corp. Development

Website: www.magsilver.com	Email: info@magsilver.com
Phone: (604) 630-1399	Fax: (604) 681-0894
Toll free: (866) 630-1399

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html